UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District

Beijing 100070, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains our unaudited financial results as of and for the three months and the year ended December 31, 2012 and a discussion of these results which we previously publicly released on February 8, 2013.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-181407).

Fourth Quarter 2012 Results

SouFun reported total revenue of $147.5 million for the fourth quarter of 2012, representing an increase of 29.6% from the corresponding period in 2011, primarily driven by the growth in SouFun membership services and listing services.

Revenue from marketing services was $80.2 million for the fourth quarter of 2012, a slight increase of 1.0% from the corresponding period in 2011, reversing the decreasing trend experienced during the previous two quarters of 2012.

Revenue from e-commerce services was $40.1 million for the fourth quarter of 2012, a substantial increase from $10.0 million for the same period in 2011 due to the increasing market acceptance of the SouFun membership services. We began offering paid SouFun membership services to property buyers to facilitate their transactions with property developers in the second quarter of 2011.

Revenue from listing services was $26.1 million for the fourth quarter of 2012, an increase of 19.8% from the corresponding period in 2011, primarily due to the general recovery in the secondary real estate market during the second half of the year and new revenue from SouFun Online Shop which has been tested mainly in ten major cities in China, including Beijing and Shanghai.

Revenue from other value-added services was $1.1 million for the fourth quarter of 2012, a decrease of 58.1% from the corresponding period in 2011, primarily due to our increased focus on the core marketing and listing services.

Cost of revenue was $25.3 million for the fourth quarter of 2012, an increase of 49.3% from the corresponding period in 2011, primarily due to the increase in staff cost and the expanded implementation of the value-added tax system in China, which results in higher taxes than the traditional business tax due to our cost structure.

Gross margin was 82.8% for the fourth quarter of 2012, a slight decrease from 85.1% for the corresponding period in 2011. The slight decrease was primarily due to the expanded implementation of the value-added tax system during 2012.

Operating expenses were $50.6 million for the fourth quarter of 2012, an increase of 1.1% from the corresponding period in 2011.

Selling expenses were $27.8 million for the fourth quarter of 2012, an increase of 33.9% from the corresponding period in 2011 due primarily to increased staff cost and marketing and promotional expenses along with our business expansion.

General and administrative expenses were $22.8 million for the fourth quarter of 2012, a decrease of 22.1% from the corresponding period in 2011 due primarily to a decrease in bad debt expense.

Operating income was $71.6 million for the fourth quarter of 2012, an increase of 52.8% from the corresponding period in 2011.

Income tax expense was $16.3 million for the fourth quarter of 2012, an increase of 21.4% as compared to $13.4 million for the corresponding period in 2011, primarily driven by the growth in taxable earnings.

Net income attributable to shareholders was $55.8 million for the fourth quarter of 2012, an increase of 85.3% from the corresponding period in 2011, due primarily to the top-line growth and the decrease in bad debt expenses, partially offset by the increase in staff costs and taxes. Fully diluted earnings per share was $0.68 for the fourth quarter of 2012, a 83.8% increase as compared to $0.37 for the corresponding period in 2011.

As of December 31, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale securities) of $143.6 million, compared to $158.3 million as of December 31, 2011. This reflected the payment of $131.0 million in cash dividend to shareholders in 2012 and prepayment of $111.4 million to acquire a portion of the BaoAn Building in Shanghai to support our expansion in Shanghai and East China area. The acquisition is expected to be completed in the first quarter of 2013. Cash flow from operating activities was $94.2 million for the fourth quarter of 2012, a 102.1% increase as compared to US$46.6 million for the same period of 2011.

Fiscal Year 2012 Results

SouFun reported total revenue of $430.3 million for 2012, representing an increase of 25.1% from 2011, primarily driven by the growth in SouFun membership services and listing services.

Revenue from marketing services was $249.9 million for 2012, a slight increase of 1.3% from 2011.

Revenue from e-commerce services was $102.2 million for 2012, a substantial increase from $24.2 million for 2011 due to the increasing market acceptance of the SouFun membership services. We began offering paid SouFun membership services to property buyers to facilitate their transactions with property developers in the second quarter of 2011.

Revenue from listing services was $72.9 million for 2012, an increase of 8.6% from 2011, primarily due to the general recovery in the secondary real estate market during the second half of the year and new revenue from SouFun Online Shop which has been tested mainly in ten major cities in China, including Beijing and Shanghai.

Revenue from other value-added services was $5.4 million for 2012, a decrease of 9.1% from 2011, primarily due to our increased focus on our core marketing and listing services.

Cost of revenue was $80.9 million for 2012, an increase of 21.5% from 2011.

Gross margin was 81.2% for 2012, slightly improved from 80.6% in 2011.

Operating expenses totaled $150.8 million for 2012, an increase of 10.2% from 2011.

Selling expenses totaled $80.1 million for 2012, an increase of 19.1% from 2011 due primarily to increased staff cost.

General and administrative expenses totaled $70.8 million for 2012, a slight increase of 1.7% from 2011. The small increase was primarily due to an increase in staff cost, which was substantially offset by a decrease in bad debt expense.

Operating income was $198.6 million for 2012, an increase of 41.4% from 2011.

Income tax expense was $55.9 million for 2012, an increase of 31.2% compared to $42.6 million for 2011, while the effective tax rate decreased 2.7% to 26.9% from 29.6%. The decrease in effective tax rate was due to greater profit contribution by two subsidiaries with tax exemption status in 2012 and the reversal of previously accrued income taxes totaling $1.6 million resulting from the change in the tax status of these two subsidiaries in 2012.

Net income attributable to shareholders was $151.8 million for 2012, an increase of 49.4% from 2011. Fully diluted earnings per share was $1.85 for 2012, a 49.2% increase as compared to $1.24 for 2011.

Cash flow from operating activities was $218.9 million for 2012, a 41.0% increase as compared to $155.3 million for 2011.

SouFun Holdings Limited

Condensed Consolidated Balance Sheet

(in U.S. dollars in thousands)

	December 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	118,167	150,414
Restricted cash, current	—	35,814
Short-term investments	26,841	8,592
Accounts receivable, net	30,029	27,697
Funds receivable	7,600	—
Prepayment and other current assets	9,226	9,695
Loans receivable	—	26,143
Amounts due from a related party	—	1,595
Deferred tax assets, current	2,734	1,602

Total current assets	194,597	261,552

Non-current assets:
Property and equipment, net	79,564	68,064
Restricted cash, non-current	391,416	247,631
Deferred tax assets, non current	1,723	1,407
Deposit for non-current assets	8,750	—
Prepayment for business acquisition	111,367	—
Other non-current assets	13,744	1,717

Total non-current assets	606,564	318,819

Total assets	801,161	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,670	255,570
Deferred revenue	65,871	61,208
Accrued expenses and other liabilities	89,306	52,490
Dividend payable	—	51,969
Income tax payable	23,659	16,158
Customers’ refundable fees	18,449	12,412

Total current liabilities	467,955	449,807

Non-current liabilities:
Long-term loans	80,750	—
Deferred tax liabilities, non-current	64,947	38,581

Total non-current liabilities	145,697	38,581

Total Liabilities	613,652	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 total shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650 ) with aggregated par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 80,350,385 (Class A-56,013,735 and Class B 24,336,650 ) with aggregated par value of US$10,316 (Class A-US$7,191 and Class B-US$3,125) shares issued and outstanding as of December 31, 2011 and December 31, 2012))	10,316	10,032
Additional paid-in capital	69,637	49,838
Accumulated other comprehensive income	23,974	21,853
Retained earnings	82,952	10,185

Total SouFun Holdings Limited shareholders’ equity	186,879	91,908

Noncontrolling interests	630	75

Total shareholders’ equity	187,509	91,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	801,161	580,371

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in U.S. dollars in thousands, except share data and per ADS data)

	Three months ended		Twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	80,234	79,433	249,861	246,634
E-commerce services	40,111	10,030	102,162	24,170
Listing services	26,092	21,778	72,874	67,125
Other value-added services	1,100	2,624	5,361	5,897

Total revenues	147,537	113,865	430,258	343,826

Cost of Revenues:
Cost of services	(25,314)	(16,959)	(80,863)	(66,571)

Total Cost of Revenues	(25,314)	(16,959)	(80,863)	(66,571)

Gross Profit	122,223	96,906	349,395	277,255

Operating expenses:
Selling expenses	(27,815)	(20,770)	(80,056)	(67,207)
General and administrative expenses	(22,800)	(29,286)	(70,780)	(69,611)

Total Operating Expenses	(50,615)	(50,056)	(150,836)	(136,818)

Operating Income	71,608	46,850	198,559	140,437
Foreign exchange gain (loss)	12	(1)	90	1
Interest income	5,455	3,609	19,406	10,483
Interest expense	(5,199)	(2,912)	(11,630)	(4,026)
Realized gain-trading securities	—	11	—	263
Government grants	194	308	1,298	1,399
Other-than-temporary impairment on available-for-sale securities	—	(4,343)	(14)	(4,343)

Income before income taxes and noncontrolling interests	72,070	43,522	207,709	144,214
Income tax expenses
Income tax expense	(16,310)	(13,430)	(55,905)	(42,617)

Net income	55,760	30,092	151,804	101,597
Net (loss) attributable to noncontrolling interests	(6)	(8)	(6)	(28)

Net income attributable to SouFun Holdings Limited shareholders	55,766	30,100	151,810	101,625
Other comprehensive income, net of tax
Foreign currency translation	3,823	1,599	1,378	10,839
Reclassification adjustment for loss included in net income	—	3,506	—	721
Unrealized losses on available-for-sale security	43	—	743	—

Total other comprehensive income, net of tax	3,866	5,105	2,121	11,560

Comprehensive income	59,626	35,198	153,925	113,157

Earnings per share for Class A and Class B ordinary shares
Basic	0.72	0.39	1.96	1.33

Diluted	0.68	0.37	1.85	1.24

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,555,412	76,854,946	77,365,156	76,492,272

Diluted	82,433,256	81,105,017	81,924,565	82,215,832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

	By:	/s/ Vincent Tianquan Mo
	Name:	Vincent Tianquan Mo
	Title:	Executive Chairman

Date: February 8, 2013

Exhibit Index

Exhibit 99.1 – Press Release